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Telephone: +852 3761 3300	David Zhang
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Confidential

Ta Tanisha Meadows

Doug Jones

Daniel Morris

Jacqueline Kaufman

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jianzhi Education Technology Group Co Ltd

Response to the Staff’s Comments on

Amended Draft Registration Statement on Form F-1

Confidentially Submitted April 30, 2021

CIK No. 0001852440

Dear Ms. Meadows, Mr. Jones, Mr. Morris, Ms. Kaufman:

On behalf of our client, Jianzhi Education Technology Group Co Ltd, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 14, 2021 on the Company’s amendment No.1 to draft registration statement on Form F-1 confidentially submitted on April 30, 2021 relating to a proposed initial public offering in the American Depositary Shares, representing the Company’s ordinary shares (the “Amendment No.1”). Concurrently with the submission of this letter, the Company is submitting its amendment No.2 to draft registration statement on Form F-1 (the “Amendment No.2”) and certain exhibits thereto via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Amendment No.2, marked to show changes to the Amendment No. 1, and two courtesy copies of the submitted exhibits.

PARTNERS:  Pierre-Luc Arsenault[3] | Manas Chandrashekar[6] | Lai Yi Chau | Justin M. Dolling[6] | David Patrick Eich[1,5,6] | Liu Gan[2] | David G. Harrington[8] | Karen K.Y. Ho | Damian C. Jacobs[6] | Guang Li3 | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan[3] | Amy Y.M. Ngan[8] | Nicholas A. Norris[6] | Paul S. Quinn | Michael D. Rackham[6] | Fergus A. Saurin[6] | Richard C.C. Sharpe | Jesse D. Sheley# | Li Chien Wong | Jacqueline B.N. Zheng[3,6]

REGISTERED FOREIGN LAWYERS:  Gautam Agarwal[6] | Joseph R. Casey[10] | Michelle Cheh[7] | Daniel Dusek[3] | James A. Hill[6] | Ju Huang[3] | Benjamin W. James[4] | Cori A. Lable[2] | Wei Yang Lim[6] | Daniel A. Margulies[6] | Bo Peng[9] | Wenchen Tang[3] | Liyong Xing[3] | Jiayuan Yu3 | David Zhang[3]

ADMITTED IN:  [1] State of Illinois (U.S.A.); [2] Commonwealth of Massachusetts (U.S.A.); [3] State of New York (U.S.A.); [4] State of Texas (U.S.A.); [5] State of Wisconsin (U.S.A.); [6] England and Wales; [7] Victoria (Australia); [8] New South Wales (Australia); [9] State of Georgia (U.S.A.); [10] State of California (U.S.A.); # non-resident

Austin Bay Area Beijing Boston Brussels Chicago Dallas Houston London Los Angeles Munich New York Paris Shanghai Washington, D.C.

Office of Trade & Services
Division of Corporation Finance
Securities and Exchange Commission	Confidential
June 16, 2021
Page 2

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Revised Draft Registration Statement where the language addressing a particular comment appears. Term used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amended Draft Registration Statement on Form F-l

Prospectus Summary, page 1

1.	We note your response to prior comment 1 and re-issue in part. Please revise the summary to state that investors will have ownership in a holding company that does not directly own all of its operations in China.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 6 and 37 of the Amendment No.2.

Corporate History and Structure, page 6

2.	Please include a complete post-offering organizational chart or alternatively provide narrative disclosure to explain that the subsidiaries of Jianzhi Education Technology Group Company Limited (Cayman Islands) will remain the same post-offering, if true.

In response to the Staff’s comment, the Company has updated the post-offering organizational chart and added the relative narrative on pages 8 and 61 of the Amendment No.2.

Our collaborative relationships with Tianyi Video, page 19

3.	We note your revised disclosure in response to prior comment 5. Please further revise to clarify whether and, if so, to what extent, your cooperation with Tianyi Video enabled you to develop the technology to launch your app. Your current disclosure is unclear as to whether you licensed or shared, or otherwise collaborated with Tianyi in the development of technology later used to launch your app. Please clarify.

In response to the Staff’s comment, the Company respectfully advises that it does not have cooperation with Tianyi Video in the aspect of developing technology. The cooperation with Tianyi Video only formed its initial know-how on end-user products operation.

Office of Trade & Services
Division of Corporation Finance
Securities and Exchange Commission	Confidential
June 16, 2021
Page 3

4.	We note your response to prior comment 6. If true, please revise to state, as disclosed in your initial submission, that all educational content placed on the Tianyi platform was made available at no cost during the pandemic.

In response to the Staff’s comment, the Company respectfully advises the Staff that all educational content placed on the Tianyi platform was made available at no cost from end-user perspective starting in February 2020 and continuing throughout April 2020. The Company further respectfully advises the Staff that the Company has revised the disclosure on pages 20 and 25 of the Amendment No.2.

Continued Collaboration with Third Parties, page 68

5.	Please revise to clarify the amount of your revenues, if material, that is attributable to third-party content.

In response to the Staff’s comment, the Company respectfully advises Staff that the Company reclassifies and integrates third-party content with the Company’s self-developed content according to its overall planning for its online education content library, therefore it cannot allocate the revenue contribution of third-party content. In addition, as third-party content is on standardized, non-professional matters such as workplace etiquette course, such content accounts for a very small part of the Company’s educational content assets. Therefore, third-party content does not have a material impact on the Company’s overall business. The Company further respectfully advises the Staff that the Company has revised the disclosure on page 71 of the Amendment No.2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources

Operating Activities, page 76

6.	We note the revised disclosure in response to prior comment 15 regarding the change in net cash provided by operating activities between 2020 and 2019. It appears your disclosure consists of the numerical change between periods in the amount of the line items presented on the statement of cash flows rather than a comparative analysis of why net cash of operating activities changed. Please note that reference to net income, prepared on the accrual basis of accounting, and working capital items may not provide a sufficient basis to understand how and why actual operating cash varied without discussion of the factors underlying the cited items that impacted cash. Also, it is not clear how the reference to the noncash item for amortization of educational content impacts cash. Please refer to the lead in paragraphs of Item 5 of Form 20-F, section III.D of Release No. 33-6835 and section IV.B.l of Release No. 33-8350 for guidance on preparing your analysis and revise your disclosure as appropriate.

In response to the Staff’s comment, the Company has added and expanded the disclosure on page 82 of the Amendment No.2.

Office of Trade & Services
Division of Corporation Finance
Securities and Exchange Commission	Confidential
June 16, 2021
Page 4

7.	We note the added disclosure regarding the difference between net cash provided by operating activities of the VIE and the consolidated entity. Your analysis should consist of more than the numerical difference between like line items and not rely on noncash items. Additionally, your analysis should consider qualitative factors as to why the VIE contributed much less than the rest of the consolidated entity, particularly given it appears the assets and revenue of the VIE are a large proportion of the respective amounts of the consolidated entity. In doing so, please consider discussing how the operations between the VIE and the rest of the consolidated entity differ such that there is a large disparity between them in contributing to the operating cash flows of the entire consolidated entity. For example, discuss the extent the nature or magnitude of the respective operations impact operating cash.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 81 and 82 of the Amendment No.2.

Established and Integrated Omni-channel Sales, page 97

8.	We note your response to prior comment 21. Please also disclose your fee structure, clarifying, as necessary, how the size of the student population and anticipated frequency of use affects pricing. In addition, please tell us if your contracts are with individual universities or libraries or with university and library systems. If the latter, please confirm that the loss of any system would not have a material effect on your operations. In this regard, separately disclose the percentage of revenues attributable to public universities and those attributable to public libraries, if material.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 102 and 103 of the Amendment No.2. The Company further respectfully advises the Staff that the revenues attributable to public universities and those attributable to public libraries only accounted for approximately 2% and 6% of its total revenues in 2020 and the Company does not consider such revenue contributions material.

Sales and Marketing, page 105

9.	Clarify whether any of these measures are key performance indicators that management uses to evaluate their business and, if so, include a discussion for each period provided in the management’s discussion and analysis section.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s management does not rely on these measures to evaluate the performance of and manage its business, other than the previously mentioned incentivization and administration of its sales and marketing staff. The Company further advises the Staff that its management primarily relies on financial metrics to evaluate their business.

Notes to the Consolidated Financial Statements

Note 1 - Organization and Business Description, page F-9

10.	We note the revised amounts for the operating, investing and financing cash flows of the VIE presented on page F-14 from your prior document filed on March 26, 2021. Please explain to us the reason for the revisions.

The Company acknowledges the Staff’s comment and respectfully advises Staff that our previous proposed edits were not well incorporated in the final Edgarized copy due to some reason, we noted it and made this correction.

Office of Trade & Services
Division of Corporation Finance
Securities and Exchange Commission	Confidential
June 16, 2021
Page 5

The reason for the changes of cash flows for the year ended December 31, 2019 are as follows:

	Prior to the change	After the change	The main reasons for the change
Net cash provided by (used in) operating activities	36,308,730	29,286,725

(i) VIE borrowed loans of RMB24.4 million from the consolidated entities other than VIE for the purchase of educational contents, which were included in operating activities previously. The cash receipts were reclassified from operating activities to financing activities.

(ii) RMB17.2 million of cash paid for purchase of educational contents were included in operating activities previously. The cash payments were reclassified from operating activities to investing activities.

Net cash used in investing activities	(12,658,765)	(29,832,603)	Cash outflow of RMB17.2 million of cash paid for purchase of educational contents were reclassified from operating activities to investing activities as explained above.
Net cash provided by financing activities	2,000	24,446,842	Cash inflow of RMB24.4 million of borrowings from consolidated entities other than VIE were reclassified from operating activities to financing activities as explained above.

The reason for the changes of cash flows for the year ended December 31, 2020 are as follows:

	Prior to the change	After the change	The main reasons for the change
Net cash provided by (used in) operating activities	(28,286,107)	12,053,164	(i) RMB38.1 million that the VIE repaid to the consolidated entities other than VIE were the repayment to consolidated entities other than VIE, which was financing activities. The cash repayments were reclassified from operating activities to financing activities.

			(ii). RMB2.3 million of cash paid for purchase of educational contents were included in operating activities previously. The cash payments were reclassified from operating activities to investing activities
Net cash used in investing activities	(2,899,569)	(5,244,697)	Cash outflow of RMB2.3 million of cash paid for purchase of educational contents were reclassified from operating activities to investing activities as explained above..
Net cash provided by financing activities	75,604	(38,042,039)	Cash outflow of RMB38.1 million of repayment to consolidated entities other than VIE were reclassified from operating activities to financing activities as explained above.

***

Office of Trade & Services
Division of Corporation Finance
Securities and Exchange Commission	Confidential
June 16, 2021
Page 6

If you have any questions regarding the Revised Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or +86 18610495593 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ David T. Zhang
David Zhang

Enclosure

c.c.	Peixuan Wang, Chairman of the Board

Yong Hu, Director and Chief Executive Officer

Xiaolei Ni, Chief Financial Officer

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Erin Liu, Partner, Friedman LLP

Meng Ding, Esq., Partner, Sidley Austin LLP